Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

Creating the Leading Integrated Uranium Producer Focused on the United States


ENERGY FUELS
NYSE MKT | UUUU
TSX | EFR


Uranerz
ENERGY CORPORATION
NYSE MKT | URZ
TSX | URZ

The Combination of Energy Fuels Inc. and Uranerz Energy Corporation

Transaction Presentation.

American Uranium. **Global Energy.**

January 2015

Forward Looking Statements

Certain of the information contained in this presentation constitutes "forward-looking information" (as defined in the Securities Act (Ontario)) and "forward-looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that are based on expectations, estimates and projections of management of Energy Fuels Inc. ("Energy Fuels" or "EFR") and Uranerz Energy Corporation ("Uranerz" or "URZ") as of today's date. Such forward-looking information and forward-looking statements include but are not limited to: expected synergies resulting from the completion of the transaction with Uranerz (the "Transaction"); expected effects on value and opportunities resulting from the Transaction; the proposed business strategy for Energy Fuels following the Transaction; business plans; outlook; objectives; expectations as to the prices of U3O8 and V2O5; expectations as to reserves, resources, results of exploration and related expenses; estimated future production and costs; changes in project parameters; and the expected permitting and production time lines.

All statements contained herein which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking information and forward-looking statements. Factors that could cause such differences, without limiting the generality of the foregoing include: risks that the synergies and effects on value described herein may not be achieved; risks inherent in exploration, development and production activities; volatility in market prices for uranium and vanadium; the impact of the sales volume of uranium and vanadium; the ability to sustain production from mines and the mill; competition; the impact of change in foreign currency exchange; imprecision in mineral resource and reserve estimates; environmental and safety risks including increased regulatory burdens; changes to reclamation requirements; unexpected geological or hydrological conditions; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Although Energy Fuels and Uranerz believe that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this presentation. Energy Fuels and Uranerz do not undertake any obligation to publicly update or revise any forward-looking information or forward looking statements after the date of this presentation to conform such information to actual results or to changes in Energy Fuels' and/or Uranerz' expectations except as otherwise required by applicable legislation.

Additional information about the material factors or assumptions on which forward looking information is based or the material risk factors that may affect results is contained under "Risk Factors" in Energy Fuels' annual information form for the year ended December 31, 2013, and Uranerz' annual report on Form 10-K for the year ended December 31, 2013. These documents are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Notice Regarding Technical Disclosure

All of the technical information in this presentation was prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101"). The technical information on each of the properties which are currently material to Energy Fuels is based on independent technical reports prepared in accordance with NI 43-101, as detailed below. These technical reports are available for viewing at www.sedar.com under Energy Fuels' SEDAR profile.

Technical information regarding Energy Fuels' Colorado Plateau properties is based on the following technical reports: (i) "Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A." dated June 27, 2012 authored by William E. Roscoe, Ph.D., P.Eng., Douglas H. Underhill, Ph.D., C.P.G., and Thomas C. Pool, P.E. of Roscoe Postle Associates Inc.; (ii) "The Daneros Mine Project, San Juan County, Utah, U.S.A" dated July 18, 2012 authored by Douglas C. Peters, C.P.G., of Peters Geosciences; (iii) "Sage Plain Project (Including the Calliham Mine and Sage Mine) San Juan County, Utah and San Miguel County, Colorado" dated December 16, 2011 authored by Douglas C. Peters, C.P.G., of Peters Geosciences; (iv) "Updated Technical Report on Energy Fuels Resources Corporation's Energy Queen Property, San Juan County, Utah" dated March 15, 2011 authored by Douglas C. Peters, C.P.G., of Peters Geosciences; (v) "Updated Technical Report on Energy Fuels Resources Corporation's Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah" dated March 15, 2011 authored by Douglas C. Peters, C.P.G., of Peters Geosciences.

Technical information regarding Energy Fuels' Arizona Strip properties is based on the following technical reports: (i) "Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A." dated June 27, 2012 and authored by Thomas C. Pool, P.E. and David A. Ross, M. Sc., P.Geo. of Roscoe Postle Associates Inc.; and (ii) "Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A." dated June 27, 2012 and authored by David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D., P.Geo., of Roscoe Postle Associates Inc.

The technical information in this presentation regarding the Sheep Mountain Project is based on the technical report entitled "Sheep Mountain Uranium Project Fremont County, Wyoming USA – Updated Preliminary Feasibility Study – National Instrument 43-101 Technical Report" dated April 13, 2012 authored by Douglas L. Beahm P.E., P.G.

The technical information in this presentation regarding the Roca Honda Project is based on the technical report entitled "Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A." dated August 6, 2012 authored by Patti Nakai-Lajoie, Professional Geoscientist; Robert Michaud, Professional Engineer; Stuart E. Collins, Professional Engineer; and Roderick C. Smith, Professional Engineer of RPA (USA) Ltd.

The technical information in this presentation regarding the Gas Hills Project is based on the technical report entitled "Technical Report Update of Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA" dated March 22, 2013 authored by Richard L. Nielsen, Certified Professional Geologist; Thomas C. Pool, Registered Professional Engineer; Robert L. Sandefur, Certified Professional Engineer; and Matthew P. Reilly, Professional Engineer of Chlumsky, Armbrust and Meyer LLC.

The technical information in this presentation regarding the Juniper Ridge project is based on a technical report entitled "Juniper Ridge Uranium Project, Carbon County, Wyoming, U.S.A." dated January 27, 2014 authored by Douglas L. Beahm, P.E., P.G. and Terrence P. McNulty, P.E., D.Sc.

The technical information in this presentation regarding the La Sal project is based on a technical report entitled "Technical Report on La Sal District Project (Including the Pandora, Beaver and Energy Queen Projects), San Juan County, Utah, U.S.A." dated March 26, 2014 authored by Douglas C. Peters, CPG.

Stephen P. Antony, P.E., President & CEO of Energy Fuels is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

Cautionary Statements for U.S. Investors Concerning Mineral Resources

This presentation may use the terms "Measured", "Indicated" and "Inferred" Resources. U.S. investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission ("SEC") does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. Accordingly, U.S. investors are advised that information regarding Mineral Resources contained in this presentation may not be comparable to similar information made public by United States companies.

Mineral resources disclosed in this presentation and in the NI 43-101 technical reports referenced herein have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in National Instrument 43-101, commonly referred to as "NI 43-101". The NI 43-101 technical reports may include estimations of potential mineral resources for further targeted exploration by Uranerz or Energy Fuels, disclosed pursuant to the applicable provisions of NI 43-101.The NI 43-101 technical reports referenced herein are a requirement of NI 43-101 and includes estimations of mineral resources and potential mineral resources for further targeted exploration by the issuer disclosed pursuant to the applicable provisions of NI 43-101. As a company listed on the TSX, Energy Fuels is required by Canadian law to provide disclosure in accordance with NI 43-101. US reporting requirements for disclosure of mineral properties are governed by the SEC and included in the SEC's Securities Act Industry Guide 7 entitled "Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations" ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. For example, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in Guide 7. The NI 43-101 technical reports and this presentation use or may use the terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", "potential uranium exploration target", "potential mineral resource", "potential mineral deposit" and "potential target mineral resource". US Investors are advised that these terms and concepts are set out in and required to be disclosed by NI 43-101 as information material to the issuer; however, these terms and concepts are not recognized by the SEC or included in Guide 7, and these terms and concepts are normally not permitted to be used in reports and registration statements filed with the SEC. US Investors should be aware that Energy Fuels and Uranerz have no "reserves" as defined by Guide 7 and are cautioned not to assume that any part or all of an inferred mineral resource or potential target mineral resources will ever be upgraded to a higher category or confirmed or converted into Guide 7 compliant "reserves". US Investors are cautioned not to assume that all or any part of a potential mineral resource exists, or is economically or legally mineable.

Uranerz NI 43-101 Property Reports

All of the technical information in this presentation for Uranerz, including the resource information presented on page 15, was prepared in accordance with the Canadian regulatory requirements set out in NI 43-101. The technical information on the Uranerz properties is based on independent technical reports prepared in accordance with NI 43-101, as detailed below. These technical reports are available for viewing at www.sedar.com under Uranerz' SEDAR profile.

Uranerz' Nichols Ranch ISR Uranium Project - Technical Report - Nichols Ranch Property - Johnson and Campbell Counties, Wyoming" dated June 4, 2009"

a) The technical information in this presentation regarding Uranerz' South Doughstick Property is based on the technical report entitled "South Doughstick: "Technical Report - South Doughstick Property - Campbell and Johnson Counties, Wyoming, U.S.A." dated August 11, 2009"
b) The technical information in this presentation regarding Uranerz' Dough Stick Properties is based on the technical report entitled "Doughstick Properties: "Technical Report - Doughstick Project - Campbell County, Wyoming, U.S.A." dated January 26, 2010"
c) The technical information in this presentation regarding Uranerz' Hank Property is based on the technical report entitled "Hank Property: "Technical Report - The Hank Unit Property - Campbell County, U.S.A." dated May 1, 2008"
d) The technical information in this presentation regarding Uranerz' Reno Creek Property is based on the technical report entitled "Reno Creek Property: "Technical Report - Reno Creek Property- Campbell County, Wyoming, U.S.A." dated October 13, 2010"
e) The technical information in this presentation regarding Uranerz' West North Butte Properties is based on the technical report entitled "West North Butte Properties: "Technical Report - West North Butte Satellite Properties - Campbell County, Wyoming, U.S.A." dated December 9, 2008"
f) The technical information in this presentation regarding Uranerz' North Rolling Pin Property is based on the technical report entitled *" North Rolling Pin Property: "Technical Report - North Rolling Pin Property - Campbell County, Wyoming, U.S.A." dated June 4, 2010"*

Bruce Larson, Vice-President of Exploration, of Uranerz is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the Uranerz technical disclosure contained in this document.

Important Information for Investors and Stockholders

This presentation is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain copies of these documents when available free of charge under Energy Fuels' profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels' website at www.energyfuels.com under the heading "Investors" and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz' profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz' website at www.uranerz.com under the heading "Investors" and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Why Uranium Producers Should Consolidate

- Reduced overhead and other cost efficiencies decreases the "true" cost of production
- De-risking through an increased and diversified production profile
- Increased trading liquidity and improved market profile

Transaction Highlights

- Creation of one of the few publicly-traded, integrated ISR-conventional uranium producers in the World
- Emergence of a dominant U.S. uranium company
- A leading investment vehicle focused on U.S. uranium production
- Larger, stronger company + diversified production = better access to U.S. utilities
- The largest NI 43-101 uranium resource base in the U.S. among producers and near producers
- Pipeline of high-quality development and exploration projects
- Strategic relationships with Sumitomo and KEPCO

Transaction Summary

Structure	▲ Acquisition of Uranerz Energy Corp. ("URZ") by Energy Fuels Inc. ("EF") pursuant to a merger under Nevada law
Consideration	▲ Each URZ shareholder will receive 0.255 common shares of EF for each URZ share held ▲ Implied offer premiums of 36.6% & 45.5% to URZ shareholders, based on the closing prices and 20-day VWAPs (respectively) of EF and URZ on the NYSE MKT as of January 2, 2015
Key Terms	▲ URZ's outstanding options and warrants will be adjusted to reflect the exchange ratio ▲ EF's Board of Directors will consist of at least 9 members, 3 of which will be nominees of URZ ▲ EF Management to continue in their current capacity with some Uranerz management to remain ▲ Customary non-solicit and right-to-match provisions ▲ $5 million break fee payable by either party in certain circumstances
Required Approvals	▲ Approval of a majority of the holders of the outstanding common shares of URZ, and approval of a majority of the votes cast by URZ shareholders (excluding directors and officers) at its special meeting ▲ Approval of a majority of the votes cast by EF shareholders at its special meeting ▲ Receipt of all necessary regulatory approvals, and other customary conditions to closing

Financial and Resource Highlights

	Energy Fuels	Uranerz	Energy Fuels Post-Transaction
Shares Outstanding	**19.7 million**	**95.9 million**	**44.1 million**
Warrants	0.9 million	10.6 million	3.6 million
Options	1.1 million	7.3 million	2.9 million
Fully Diluted	**21.7 million**	**113.8 million**	**50.5 million**
Pro-Forma Ownership (Basic)	**44.6%**	**55.4%**	**100%**
Market Capitalization ($MM)[(2)]	**$121.4**	**$110.3**	**$231.7**[(6)]
Cash & Investments ($MM)[(1)]	$13.5	$9.5[(5)]	$23.0[(3)]
Debt ($MM)[(1)]	$18.7	$20.0	$38.7
Enterprise Value ($MM)	**$126.6**	**$120.8**	**$247.4**
Working Capital ($MM)[(1)(3)]	**$45.4**	**$11.9**	**$57.3**[(3)]
Attributable U_3O_8 Resources[(7)]			
Measured & Indicated	74.8 million lbs.	16.2 million lbs.	91.0 million lbs.
Inferred	28.4 million lbs.	3.3 million lbs.	31.8 million lbs.

(1) As of September 30, 2014
(2) Closing share price on January 2, 2015
(3) Excludes transaction and other costs
(4) See Slide 15 for tons, grade and resource classification
(5) The amount shown is before receipt of $3.9 million in October 2014
(6) The aggregate of Energy Fuels' and Uranerz' market caps on January 2, 2015
(7) Cautionary Note to U.S. Investors: Uranerz is without known mineral reserves under SEC Industry Guide 7. Measured, Indicated, and Inferred Resources are estimated in accordance with NI 43-101 and do n ot constitute SEC Industry Guide 7 compliant reserves. See the section heading "Cautionary Statements for U.S. investors Concerning Mineral Resources" on page 4

Board & Management (Proposed)

Management

Stephen P. Antony	President, CEO & Director of Energy Fuels Inc.
Harold Roberts	Executive Vice President & COO of Energy Fuels Inc.
Paul Goranson	President & COO of Uranerz
Daniel Zang	Chief Financial Officer of Energy Fuels Inc.
David Frydenlund	Senior VP, General Counsel & Corporate Secretary of Energy Fuels Inc.

Decades of uranium industry experience in the United States



Board of Directors

J. Birks Bovaird	*Chairman*
Stephen P. Antony	*President, CEO & Director*
Paul Carroll	*Director*
Larry Goldberg	*Director*
Mark Goodman	*Director*
KEPCO Representative	*Director*
Bruce Hansen	*Director*
Ron Hochstein	*Director*
Richard Patricio	*Director*
Dennis Higgs	*Director*
Glenn Catchpole	*Director*
Paul Saxton	*Director*

Benefits to Shareholders

Energy Fuels	Uranerz
▲ Direct participation in the newest U.S. uranium producer ▲ Addition of ISR capability and production ▲ Strengthens EF's value proposition to U.S. utilities by adding scale & ISR production sources ▲ Exposure to a large, strategic land position in Powder River Basin, the largest uranium production center in the U.S. ▲ Extends the term of EF's uranium sales contract portfolio with deliveries through 2020	▲ Access to an existing uranium producer with a strong balance sheet including $45.4 million of working capital as of September 30, 2014 ▲ Participation in the largest portfolio of U.S.-based NI 43-101 uranium resources among producers and near producers ▲ Significantly increased leverage to future increases in the price of uranium ▲ Exposure to EF's experienced management team and relationships with Sumitomo and KEPCO

Combined Company Benefits

- The clear benefits of consolidation, including decreased costs, diversified production, and increased liquidity
- Enhanced portfolio of uranium sales contracts with increased exposure to U.S. utilities
- Expected increases in trading liquidity & analyst coverage
- Enhanced platform for further growth and consolidation of the U.S. uranium space
- Increased exposure to institutional and retail investors globally
- Flexibility in managing inventories to fulfill supply contracts

Dominant Position in Relation to Comparable Companies

Company	Market Cap(2)(3)	M&I lbs. (MM)(4)	Inferred lbs. (MM)(4)	Working Capital(3)	Commercial-Scale Production? ISR	Commercial-Scale Production? Conventional	Multiple Supply Contracts?	Sole U.S. Focus?
EF PROFORMA WITH URZ	**$231.7(5)**	**91.0**	**31.8**	**$57.3**	✓	✓	✓	✓
UEC Uranium Energy Corp	$161.6	32.4	43.3	$8.9	✗	✗	✗	✗
Peninsula Energy	$112.3	33.4	62.4	$45.2	✗	✗	✓	✗
Ur-Energy	$109.9	29.7	6.5	$1.3	✓	✗	✓	✓
URI Uranium Resources, Inc.	$48.4	--	31.2 (1)	$6.8	✗	✗	✓	✓
Laramide Resources Ltd.	$25.6	43.2	19.0	$1.8	✗	✗	✗	✗
Azarga Uranium	$18.8	17.0	12.7	$0.1	✗	✗	✗	✗

- Post-Transaction, EF will be the largest U.S.-focused uranium company listed in the U.S. and well-positioned on various investment considerations

Source: Bloomberg, Company materials.

(1) The number shown is for conventional projects. No 43-101 resources are available for ISR projects.

(2) Mkt Cap as of Jan. 2, 2015

(3) In US$ Millions

(4) See Slide 15 for tons, grade and resource classification

(5) The aggregate of Energy Fuels' and Uranerz' market caps on January 2, 2015

A Leader in the U.S. Uranium Space[1]



PRODUCERS
DEVELOPERS
ENERGY FUELS
Uranerz
ENERGY CORPORATION
Energy
UEC
Uranium Energy Corp
PENINSULA
ENERGY
Azarga
URANIUM
URI
Uranium
Resources, Inc.
ISR
CONVENTIONAL

1) *Bubble size is indicative of relative market capitalization as of January 2, 2015*

Conventional & ISR Assets

In-Situ Recovery ("ISR"):

- Existing uranium production at Nichols Ranch
- Dominant land position in the Powder River Basin of Wyoming (a known ISR production district)
- Significant future ISR production potential from nearby satellite projects

Conventional:

- The White Mesa Mill: The only operating conventional uranium mill in the U.S.
- Dominant position in the Four Corners uranium region
- Existing ore production from the Pinenut Mine
- Potential future production from high-grade conventional uranium deposits in northern Arizona
- Significant, large-scale production scalability from Henry Mountains, Sheep Mountain and Roca Honda



WY
WYOMING DISTRICT
POWDER RIVER BASIN
GAS HILLS
SHEEP MTN
UT
JUNIPER RIDGE
LA SAL COMPLEX
WHIRLWIND MINE
CO
HENRY MTS
DANEROS
WHITE MESA MILL
PINENUT
CANYON
NM
ROCA HONDA
FOUR CORNERS DISTRICT
AZ
URANERZ
ENERGY FUELS

Combined Resource Summary

ENERGY FUELS

The Largest NI 43-101 Uranium Resource Portfolio Among Producers & Near-Producers

	Measured			Indicated			Inferred		
	Tons ('000)	Grade (% U3O8)	Lbs. U_3O_8 ('000)	Tons ('000)	Grade (% U_3O_8)	Lbs. U_3O_8 ('000)	Tons ('000)	Grade (% U_3O_8)	Lbs. U_3O_8 ('000)
Sheep Mountain[1]	--	--	--	12,895	0.12%	30,285	--	--	--
Juniper Ridge	--	--	--	5,233	0.06%	6,120	107	0.09%	182
Gas Hills	--	--	--	2,300	0.12%	5,400	3,900	0.07%	5,500
WYOMING TOTAL	--	--	--	**20,428**	**0.10%**	**41,805**	**4,007**	**0.07%**	**5,682**
HENRY MOUNTAINS COMPLEX	--	--	--	**2,410**	**0.27%**	**12,805**	**1,615**	**0.25%**	**8,082**
ROCA HONDA PROJECT[2]	**171**	**0.39%**	**1,348**	**1,076**	**0.41%**	**8,721**	**869**	**0.41%**	**7,136**
Canyon	--	--	--	--	--	--	83	0.98%	1,629
Pinenut[3]	--	--	--	--	--	--	12	0.52%	127
EZ Complex	--	--	--	--	--	--	224	0.47%	2,105
ARIZONA STRIP TOTAL	--	--	--	--	--	--	**319**	**0.57%**	**3,861**
La Sal Complex	1,009	0.18%	3,732	132	0.14%	367	185	0.10%	362
Whirlwind	--	--	--	169	0.30%	1,003	437	0.23%	2,000
Daneros	--	--	--	--	--	--	156	0.21%	661
Sage Plain[5]	517	0.21%	2,206	26	0.32%	168	8	0.38%	59
COLORADO PLATEAU TOTAL	**1,526**	**0.19%**	**5,938**	**327**	**0.24%**	**1,538**	**786**	**0.20%**	**3,082**
OTHER[4]	**310**	**0.15%**	**906**	**590**	**0.15%**	**1,771**	**193**	**0.15%**	**586**
Energy Fuels Total			**8,192**			**66,640**			**28,429**
Nichols Ranch				1,294	0.11%	2,950			
South Doughstick (6)	296	0.12%	721	650	0.12%	1,567	98	0.10%	153
Doughstick Properties (6)	146	0.09%	257	447	0.08%	711	80	0.06%	87
Hank				907	0.12%	2,236	142	0.09%	247
Reno Creek	2,281	0.06%	2,782	1,550	0.05%	1,511	190	0.04%	142
West North Butte				926	0.15%	2,837	1,117	0.12%	2,682
North Rolling Pin	310		387	272	0.05%	278	39	0.04%	33
Uranerz Total			**4,147**			**12,090**			**3,344**
Combined Company Total			**12,339**			**78,730**			**31,773**

(1) The Sheep Mountain Project's 30m lbs. of Indicated Resources includes Probable Mineral Reserves of 18.4 million lbs. of U_3O_8 contained in 7.4 million at a grade of 0.123% U_3O_8.
(2) The number shown only includes Energy Fuels 60% share of Roca Honda joint venture.
(3) Mining is ongoing at the Pinenut mine. The number shown represents Energy Fuels' estimate of remaining resources at December 31, 2014.
(4) Includes Nose Rock, Arizona 1, & Torbyn properties.
(5) During August 2014, Energy Fuels sold a portion of the Sage Plain Project, retaining the Calliham portion.
(6) Only includes resources attributable to Uranerz at the Arkose JV properties.
(7) Cautionary note to U.S. investors: Uranerz is without known mineral reserves under SEC Industry Guide 7. Measured, Indicated, and Inferred Resources are estimated in accordance with NI 43-101 and do not constitute SEC Industry Guide 7 compliant reserves. See the section heading "Cautionary Statements for U.S. investors Concerning Mineral Resources" on page 4.

Uranerz – Operating Platform



Nichols Ranch Processing Facility

Operations Summary

- Production at Nichols Ranch began in April 2014
- Licensed capacity of 2 million lbs. per year
- The Powder River Basin (“PRB”) hosts some of the highest-grade, ISR-amenable uranium deposits in the U.S.
- The PRB has the largest producing ISR uranium mine in the country, Cameco’s Smith Ranch-Highlands Project
- URZ controls a large, strategic land position within the PRB
- Wyoming produces the majority of domestic uranium in the U.S.
- Wyoming is a mining-friendly jurisdiction with a supportive regulatory environment


MONTANA
IDAHO
POWDER RIVER BASIN
WYOMING
UTAH
COLORADO

Powder River Basin and URZ Land Position

- Uranerz has a major land position in Wyoming's PRB, a key uranium production district in the U.S.
- Cameco and Uranium One are also active in this region with production and land holdings near URZ



Irigaray ISR Plant (Willow Creek
Christensen Ranch ISR Mine (Willow Creek)
North-Butte ISR Mine
North Rolling Pin
Nichols Ranch ISR Mine
Jane Dough
Ruth ISR Test Mine
West-North Butte
Hank
Reno Creek
Moore Ranch
Smith Ranch Highland ISR Facility
6 Miles (10Km)
PROPERTY LEGEND
URANERZ ENERGY CORP. (Areas controlled by Uranerz)
CAMECO RESOURCES
URANIUM ONE

The Strategic Value of Nichols Ranch

- Licensed capacity of 2 million lbs. of U_3O_8 per year
- Actual production of 197,600 lbs. of U_3O_8 for 2014(1)
- Toll processing agreement in place with Cameco to process U_3O_8 loaded resin

Potential for Synergies & Cost Savings at Future Satellite Operations

Hank Project

Partially permitted with potential to pipe solution to Nichols Ranch processing facility

Jane Dough Project

Permitting in process with plan to pipe solution to Nichols Ranch processing facility

Reno Creek, West North-Butte, and other Properties

Future potential satellite projects

(1) Production at Nichols Ranch commenced in April 2014. Therefore, this does not include a full year of production

Energy Fuels' Operating Platform













ENERGY FUELS

Uranerz ENERGY CORPORATION

The White Mesa Mill – Utah

- The only operating conventional uranium mill in the U.S. today
- Located near the U.S.' highest-grade conventional uranium deposits
- Separate "alternate feed material" and vanadium circuits
- Fully-permitted

- **20% - 25%**
  White Mesa Mill's recent share of total U.S. uranium production
- **Recent Annual Production (Lbs.)**
  0.9 million (2014 – est.)
  1.0 million (2013)
  1.3 million (2012)
  1.0 million (2011)
  1.1 million (2010)
- **8+ Million Lbs.**
  Annual licensed U_3O_8 capacity



Arizona Uranium Mines

- High-Grade Uranium Production
- Pinenut Mine: Mining continuing during 1st half of 2015 with expected completion of milling in 2016
- Canyon Mine: Fully-permitted (development construction currently on standby)
- EZ Complex: Known uranium deposits in evaluation stage



UTAH
ARIZONA
White Mesa Mill
EZ Complex
Pinenut Mine
Canyon Mine
Operating Mill
Producing Mine
Standby/Major Project
Other Project

	Inferred Resources		
	Tons	Grade (% U_3O_8)	Lbs. U_3O_8
Pinenut[(1)]	0.0 million	0.52%	0.1 million
Canyon	0.1 million	0.98%	1.6 million
EZ Complex	0.2 million	0.47%	2.1 million
TOTAL	**0.3 million**		**3.7 million**

(1) Mining is ongoing at the Pinenut mine. The number shown represents Energy Fuels' estimate of remaining resources at December 31, 2014.

Wyoming Uranium Projects

- Pursuing 2nd major production center focused on Sheep Mountain
- Historically significant uranium districts located in mining-friendly Wyoming
- Project economics as projected in published NI 43-101 report[1]:
  - Operating Cost per Pound = $32/lb.



Gas Hills
Sheep Mountain
Juniper Ridge
WYOMING
COLORADO
Standby/Major Project
Other Project

	Measured & Indicated Resources			Inferred Resources		
	Tons	Grade (% U_3O_8)	Lbs. U_3O_8	Tons	Grade (% U_3O_8)	Lbs. U_3O_8
Sheep Mountain[2]	12.9 million	0.12%	30.3 million	--	--	--
Gas Hills	2.3 million	0.12%	5.4 million	3.9 million	0.07%	5.5 million
Juniper Ridge	5.2 million	0.06%	6.1 million	0.1 million	0.09%	0.2 million
TOTAL	**20.4 million**		**41.8 million**	**4.0 million**		**5.7 million**

1) *Please see "Sheep Mountain Uranium Project Fremont County, Wyoming USA – Updated Preliminary Feasibility Study – National Instrument 43-101 Technical Report" dated April 13, 2012 authored by Douglas L. Beahm P.E., P.G.*
2) *The Sheep Mountain Project's 30.3 million lbs. of Indicated mineral resources includes 18.4 million lbs. of Probable Mineral reserves contained in 7.4 million tons at a grade of 0.123% U_3O_8*

Energy Fuels

Uranerz Energy Corporation

Roca Honda – New Mexico

- One of the largest & highest-grade uranium projects in the U.S.
- Joint Venture Ownership: 60% Energy Fuels + 40% Sumitomo Corporation of Japan
- Potential to process uranium resources at Energy Fuels' White Mesa Mill
- Project economics as projected in published NI 43-101 report(1):
  - Operating Cost per Pound = $31/lb.



WYOMING
Gas Hills
Sheep Mountain
Juniper Ridge
UTAH
COLORADO
La Sal Complex
Whirlwind
Henry Mountains Complex
Daneros
White Mesa Mill
NEW MEXICO
Pinenut Mine
Roca Honda
Canyon Mine
ARIZONA
Operating Mill
Producing Mine
Standby/Major Project
Other Project
100 50 0 100 Miles

Measured & Indicated Resources(1)(2)			Inferred Resources(1)(2)		
Tons	Grade (% U_3O_8)	Lbs. U_3O_8	Tons	Grade (% U_3O_8)	Lbs. U_3O_8
1.2 million	**0.40%**	**10.0 million**	**0.9 million**	**0.41%**	**7.1 million**

1) *Please see "Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A." dated August 6, 2012 authored by Patti Nakai-Lajoie, Professional Geoscientist; Robert Michaud, Professional Engineer; Stuart E. Collins, Professional Engineer; and Roderick C. Smith, Professional Engineer of RPA (USA) Ltd.*

2) *The resource numbers shown only represents Energy Fuels' 60% joint venture interest*

Henry Mountains Complex – Utah

- "Tony M" is a large standby uranium mine
- Significant potential for a new mine at "Bullfrog" deposit
  - Higher grades and lower royalty burden than "Tony M"
- Production at "Tony M" mine as recently as 2010
- Significant existing infrastructure
- 120-miles to the White Mesa Mill


UTAH
COLORADO
Whirlwind Mine
La Sal Complex
Henry Mountains Complex
Daneros Mine
White Mesa Mill

Measured & Indicated			Inferred		
Tons	Grade (% U_3O_8)	Lbs. U_3O_8	Tons	Grade (% U_3O_8)	Lbs. U_3O_8
2.4 million	**0.27%**	**12.8 million**	**1.6 million**	**0.25%**	**8.1 million**

Summary

1. The clear benefits of consolidation, including reduced costs, increased liquidity and diversified production
2. The only U.S.-based integrated uranium producer, and one of the few in the World
3. More uranium production, more future projects
4. Strong balance sheet and contract portfolio



American Uranium. Global Energy.

Contact Us

Energy Fuels Inc.
Suite 500 – 2 Toronto Street
Toronto, Ontario M5C 2B6
Canada

Energy Fuels Resources (USA) Inc.
225 Union Blvd., Suite 600
Lakewood, Colorado 80228
USA

Tel: 303-974-2140
investorinfo@energyfuels.com

www.energyfuels.com

Uranerz Energy Corporation (Canada)
Suite 1410 – 800 West Pender Street
Vancouver, BC V6C 2V6
Canada

Uranerz Energy Corporation (USA)
1701 East "E" Street, PO Box 50850
Casper, Wyoming 82605-0850
USA

Tel: 1-800-689-1659
investor@uranerz.com

www.uranerz.com